SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Silicon Motion Technology Corp
(Name of Issuer)

ADR USD 0.01
(Title of Class of Securities)

82706C108
(CUSIP Number)

August 31,2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP • 82706C108
1	NAMES OF REPORTING PERSONS
Investec Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (ADRs as a representative percentage of the issued Ordinary Shares)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

SCHEDULE 13G

CUSIP • 82706C108
1	NAMES OF REPORTING PERSONS
Investec Asset Management North America, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (ADRs as a representative percentage of the issued Ordinary Shares)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

Schedule 13G

Item 1(a).	Name of Issuer:

Silicon Motion Technology Corp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8F-1, No.36,
Taiyuan Street,
Jhubei City,
Hsinchu County F5 302,
Taiwan

Item 2(a).	Name of Person Filing:

Investec Asset Management Limited

Investec Asset Management North America, Inc

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Investec Asset Management
Woolgate Exchange
25 Basinghall Street
London
EC2V 5HA
United Kingdom

Investec Asset Management North America, Inc
666 5th Avenue
37th Floor
New York
NY 10103
USA

Item 2(c).	Citizenship:

United Kingdom

United States of America

Item 2(d).	Title of Class of Securities:

ADR USD 0.01

Item 2(e).	CUSIP Number:

82706C108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(ii)(K)

Item 4.	Ownership.

(a)	Amount beneficially owned:

0

(b)	Percent of class[1]:

0% (ADRs as a representative percentage of the issued Ordinary Shares)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote:

	(iii)	0

	(iv)	Sole power to dispose or to direct the disposition of:

0

	(v)	Shared power to dispose or to direct the disposition of:

	(vi)	0

1 Percentages are based on 541,446,223 shares of Common Stock outstanding as disclosed by the issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

In its capacity as discretionary investment adviser to various clients, Investec Asset Management Limited and Investec Asset Management (PTY) Limited has disposed of all interests, resulting in 0 shares being held. Previous disclosure was made at 5.04%.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of 14th February 2017 that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Sappi Limited and such statement to which this Joint Filing Agreement is attached as Exhibit 99.1 is filed on behalf of each of the undersigned.

INVESTEC ASSET MANAGEMENT LIMITED

By: Michael Ginnelly

Chief Compliance Officer

INVESTEC ASSET MANAGEMENT NORTH AMERICA, INC.

By: Dana Troetel

Head of Legal and Compliance, Americas

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10th 2019

• Investec Asset Management NA, Inc

By:	Dana Troetel
Name: Dana Troetel
Title: Head of Legal and Compliance, Americas

• Investec Asset Management Limited

By:	Michael Ginnelly
Name: Michael Ginnelly
Title: Chief Compliance Officer